NORTHERN DYNASTY: FEDERAL COURT REJECTS EPA MOTION TO DISMISS PEBBLE ‘FACA’ LAWSUIT

June 4, 2015 Vancouver, BC -- Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") reports that the Pebble Limited Partnership (“Pebble Partnership”) lawsuit alleging that the US Environmental Protection Agency (“EPA”) violated the Federal Advisory Committee Act (“FACA”) in advancing its Bristol Bay Watershed Assessment (“BBWA”) study and subsequent pre-emptive veto process under Section 404(c) of the Clean Water Act will move forward.

In a federal court decision issued today, Judge H. Russel Holland rejected an EPA motion to dismiss the Pebble Partnership’s FACA case. Judge Holland granted EPA’s motion to dismiss claims that the federal agency “established” two of three advisory committees, but allowed the case to proceed regarding claims that EPA “utilized” these committees. With respect to claims that EPA both “established” and “utilized” a third advisory committee, Judge Holland denied EPA’s arguments to dismiss.

This leaves in place a Preliminary Injunction granted in November 2014 that forbids the federal agency from advancing any action under CWA 404(c) affecting the Pebble Project until the FACA case runs its course.

The Pebble Partnership will now seek discovery – to depose federal employees and external third-parties, and otherwise develop additional evidence regarding its allegations that EPA allowed anti-mine activists inappropriate access and influence with respect to the BBWA and subsequent 404(c) process.

“Today’s ruling will help ensure that the truth about EPA’s actions at Pebble come to light,” said Northern Dynasty President & CEO Ron Thiessen.

“We’ve already made a compelling case that the Bristol Bay Watershed Assessment, which seeks to assess the environmental effects of a hypothetical mine of EPA’s creation, provides an insufficient scientific basis for EPA decision-making. We believe the discovery phase and final resolution of the FACA case will expose that EPA and its allies in the environmental community worked together with a predetermined objective before the BBWA was complete to deny the Pebble Project a full, fair and impartial permitting review.” Thiessen noted that the Pebble Partnership’s FACA lawsuit is one of several initiatives underway to check EPA’s unprecedented pre-emptive veto action at Pebble. Federal Court Judge Holland is also adjudicating a Pebble lawsuit alleging EPA is illegally withholding documents in contravention of the Freedom of Information Act (“FOIA”).

In addition, the independent office of the EPA Inspector General is undertaking a comprehensive review of EPA actions with respect to Pebble. A parallel investigation led by former Senator and Secretary of Defense William Cohen is also underway, commissioned by the Pebble Partnership.

“Through one or several of these actions, we remain confident that EPA’s pre-emptive veto will ultimately be stopped, and the Pebble Project will be afforded a comprehensive and objective permitting review under the Clean Water Act and National Environmental Policy Act including the preparation of an Environmental Impact Statement,” Thiessen said.

About the Pebble Project

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine, which will benefit not only the owner, but the people, culture and industries of the State of Alaska, as well as suppliers, consultants and industries in the Lower 48 United States of America.

A 2013 study authored by IHS Global Insight, entitled The Economic and Employment Contributions of a Conceptual Pebble Mine to the Alaska and United States Economies found the Pebble Project has the potential to support 15,000 American jobs and contribute more than $2.5 billion annually to US GDP over decades of production. The IHS Global Insight study is available at www.northerndynasty.com.

The Pebble Project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated in a region of rolling tundra approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an advanced-stage initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance or the outcome of litigation. Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.